UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rennova Health, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

759757 10 7

(CUSIP Number)

Seamus Lagan

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759757 10 7	13D	Page 2 of 10

1.	Names of Reporting Persons Seamus Lagan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization Ireland
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,250,000
	8.	Shared Voting Power 421,927
	9.	Sole Dispositive Power 2,250,000
	10.	Shared Dispositive Power 421,927
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,671,927
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 15.7%
14.	Type of Reporting Person IN

CUSIP No. 759757 10 7	13D	Page 3 of 10

1.	Names of Reporting Persons Alcimede LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 421,927
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 421,927
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 421,927
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person OO

CUSIP No. 759757 10 7	13D	Page 4 of 10

1.	Names of Reporting Persons Epizon Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization Commonwealth of the Bahamas
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,884,334
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,884,334
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,884,334
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person OO

CUSIP No. 759757 10 7	13D	Page 5 of 10

1.	Names of Reporting Persons P. Wilhelm F. Toothe, Trustee of The Shanoven Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization Commonwealth of the Bahamas
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,884,334
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,884,334
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,884,334
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person OO

CUSIP No. 759757 10 7	13D	Page 6 of 10

1.	Names of Reporting Persons The Shanoven Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship Or Place Of Organization Commonwealth of the Bahamas
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,884,334
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,884,334
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,884,334
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person OO

CUSIP No. 759757 10 7	13D	Page 7 of 10

Item 1.       Security and Issuer

This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D, dated November 2, 2015, as previously amended by Amendment No. 1 to Schedule 13D, with respect to the Common Stock, $0.01 par value per share (the "Shares"), of Rennova Health, Inc., a Delaware corporation (the "Issuer"), filed by Seamus Lagan, Alcimede LLC, a Delaware limited liability company ("Alcimede"), Epizon Ltd. ("Epizon"), a Bahamian international business corporation, which is wholly-owned by The Shanoven Trust, of which P. Wilhelm F. Toothe serves as the trustee; P. Wilhelm F. Toothe, as trustee of The Shanoven Trust; and The Shanoven Trust. Except as expressly amended below, Schedule 13D, dated November 2, 2015, as previously amended, remains in effect.

Item 3.       Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 2 to Schedule 13D is being filed to report the grant to Mr. Lagan on May 2, 2016 of an additional 250,000 options to purchase a like number of Shares of the Issuer. Such options are currently exercisable through May 1, 2026, at an exercise price of $1.00 per Share.

This Amendment No. 2 to Schedule 13D is also being filed to report the open market purchase by Mr. Lagan of 1,900 Shares on June 8, 2016 (at $0.88 per Share); the open market purchase by Mr. Lagan of 9,000 Shares on July 14, 2016 (at $0.28 per Share); and the grant of 333,334 Shares (at $0.30 per Share) and 2,000,000 options (with an exercise price of $0.30 per Share) to Mr. Lagan under the Issuer's Incentive Award Plan, on July 17, 2016. Of such options, 250,000 options were immediately exercisable; 250,000 become exercisable on December 31, 2016, 250,000 become exercisable on December 31, 2017, 250,000 become exercisable on December 31, 2018, 500,000 become exercisable, if ever, upon the Issuer attaining $75 million in gross revenue in any of the Issuer's three fiscal years from the date of grant through December 31, 2018, and 500,000 become exercisable, if ever, upon the Issuer attaining a $100 million market capitalization at any time during the three-year period ending July 17, 2019. All of the options expire on July 17, 2026. In addition, on July 25, 2016, the Issuer issued 333,334 Shares to Alcimede (at $0.30 per Share), in lieu of a $100,000 cash payment for services rendered to the Issuer by Alcimede.

In addition, this Amendment No. 2 to Schedule 13D is being filed to report the issuance of 1,171,667 Shares to Alcimede (at $.30 per Share) on August 5, 2016, in exchange for the cancellation of certain outstanding indebtedness owed by the Issuer to Alcimede; and the issuance of 856,099 Shares to Epizon (at $0.30 per Share) on August 5, 2016, in exchange for the cancellation of certain outstanding indebtedness owed by the Issuer to Epizon.

Item 5.       Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of May 2, 2016, Mr. Lagan may be deemed to beneficially own 2,671,927 Shares (or approximately 15.7% of the total number of Shares then currently deemed outstanding), which consists of 2,250,000 stock options owned of record by Mr. Lagan, as described in Item 3. above, and as to which Mr. Lagan may be deemed to have sole dispositive and voting power, and 421,927 Shares owned of record by Alcimede. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede over the 421,927 Shares owned of record by Alcimede. Such Shares do not include 1,884,334 Shares owned of record by Epizon (or approximately 12.7% of the total number of Shares then currently deemed outstanding), and with respect to such Shares, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon share dispositive and voting power; and 1,000 shares of the Issuer's Series B Convertible Preferred Stock, owned of record by Epizon. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

CUSIP No. 759757 10 7	13D	Page 8 of 10

As of July 17, 2016, Mr. Lagan may be deemed to beneficially own 5,016,161 Shares (or approximately 25.3% of the total number of Shares then currently deemed outstanding), which consists of 344,234 Shares owned of record by Mr. Lagan and 4,250,000 stock options owned of record by Mr. Lagan, and as to which Mr. Lagan may be deemed to have sole dispositive and voting power; and 421,927 Shares owned of record by Alcimede. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede over the 421,927 Shares owned of record by Alcimede. Such Shares do not include 1,884,334 Shares owned of record by Epizon (or approximately 12.1% of the total number of Shares then currently deemed outstanding), and with respect to such Shares, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon share dispositive and voting power; and 1,000 shares of the Issuer's Series B Convertible Preferred Stock, owned of record by Epizon. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

As of July 25, 2016, Mr. Lagan may be deemed to beneficially own 5,349,495 Shares (or approximately 13.0% of the total number of Shares then currently deemed outstanding), which consists of 344,234 Shares owned of record by Mr. Lagan and 4,250,000 stock options owned of record by Mr. Lagan, and as to which Mr. Lagan may be deemed to have sole dispositive and voting power; and 755,261 Shares owned of record by Alcimede. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede over the 755,261 Shares owned of record by Alcimede. Such Shares do not include 1,884,334 Shares owned of record by Epizon (or approximately 5.1% of the total number of Shares then currently deemed outstanding), and with respect to such Shares, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon share dispositive and voting power; and 1,000 shares of the Issuer's Series B Convertible Preferred Stock, owned of record by Epizon. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

As of August 5, 2016, Mr. Lagan may be deemed to beneficially own 6,521,162 Shares (or approximately 13.9% of the total number of Shares then currently deemed outstanding), which consists of 344,234 Shares owned of record by Mr. Lagan and 4,250,000 stock options owned of record by Mr. Lagan, and as to which Mr. Lagan may be deemed to have sole dispositive and voting power; and 1,926,928 Shares owned of record by Alcimede. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede over the 1,926,928 Shares owned of record by Alcimede. Such Shares do not include 2,740,433 Shares owned of record by Epizon (or approximately 6.4% of the total number of Shares then currently deemed outstanding), and with respect to such Shares, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon share dispositive and voting power; and 1,000 shares of the Issuer's Series B Convertible Preferred Stock, owned of record by Epizon. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

Item 7.       Materials to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit C – Joint Filing Agreement pursuant to Rule 13d-1(k).

CUSIP No. 759757 10 7	13D	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2016 October 4, 2016	/s/ Seamus Lagan Seamus Lagan, individually Alcimede LLC By: /s/ Seamus Lagan Seamus Lagan, Sole Manager

October 4, 2016	Epizon Ltd. By: The Shanoven Trust By: /s/ P. Wilhelm F. Toothe P. Wilhelm F. Toothe, Trustee

October 4, 2016	The Shanoven Trust By: /s/ P. Wilhelm F. Toothe P. Wilhelm F. Toothe, Trustee

CUSIP No. 759757 10 7	13D	Page 10 of 10

Exhibit C

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Amendment No. 2 to Schedule 13D is filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: October 4, 2016

/s/ Seamus Lagan Seamus Lagan, Individually Alcimede LLC By: /s/ Seamus Lagan Seamus Lagan, Sole Manager

Epizon Ltd. By: The Shanoven Trust By: /s/ P. Wilhelm F. Toothe P. Wilhelm F. Toothe, Trustee

The Shanoven Trust By: /s/ P. Wilhelm F. Toothe P. Wilhelm F. Toothe, Trustee